Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004

LAURA E. FLORES
202.739.5684
lflores@morganlewis.com


  August 1, 2007


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST-EFFECTIVE AMENDMENT ("PEA") NO. 70 (FILE NOS. 33-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 70, filed on May 25, 2007 for the purpose of reflecting (i) the discontinuation of the master-feeder arrangement previously in place for the Trust's Dynamic S&P 500, Inverse Dynamic S&P 500, Dynamic OTC, Inverse Dynamic OTC, Dynamic Dow and Inverse Dynamic Dow Funds effective April 1, 2007; (ii) the removal of the non-fundamental investment policy to invest at least 80% of a Fund's net assets in a particular investment pursuant to Rule 35d-1 subject to providing 60 days' notice to shareholders for certain series of the Trust; (iii) a revised investment strategy for the Absolute Return Strategies Fund; and (iv) the reorganization of the prospectuses. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

1. COMMENT. Please confirm that the Sector Rotation Fund's investments will not be concentrated in any particular industry consistent with the Fund's fundamental policy concerning concentration as disclosed in the SAI.

         RESPONSE. Consistent with the Sector Fund's fundamental policy regarding concentration, the Fund will not invest 25% or more of the value of the Fund's total assets in the securities of one or more issuers conducting their principal business activities in the same industry.
                                       1
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Mr. Christian T. Sandoe
August 1, 2007
Page 2

2. COMMENT. Because Small and Mid-Capitalization Securities Risk is listed as a principal risk of the Sector Rotation Fund, consider disclosing that the Fund invests in small and mid-capitalization securities in the Fund's investment strategy.

         RESPONSE. Per your suggestion, we have revised the second to last sentence of the Sector Rotation Fund's investment strategy as follows (new language appears in bold for the purposes of this correspondence only):

         "The Fund invests in equity securities, INCLUDING SMALL AND MID-CAP SECURITIES, such as U.S. traded common stocks and American Depository Receipts ("ADRs"), but may also invest in equity derivatives such as futures contracts, options and swap agreements."

3. COMMENT. Please confirm whether the Hedged Equity Fund's investments in equity securities are hedged. If they are not, please explain why the Fund's 80% non-fundamental investment policy adopted pursuant to Rule 35d-1 is consistent with Rule 35d-1.

         RESPONSE. We believe that the Hedged Equity Fund's non-fundamental investment policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in long and short positions in U.S. and foreign equity securities of any capitalization range, or derivatives thereof, including futures, options and swap agreements is consistent with Section 35(d) and Rule 35d-1 thereunder. Foremost, the Fund's name is not materially deceptive or misleading. It is unlikely that the Fund's name would lead a reasonable investor to conclude that the Fund invests in something other than long and short equity positions or that the risks of those investments are inconsistent with the risks typically associated with a hedging strategy involving equity securities. In addition, the Fund's non-fundamental investment policy to invest at least 80% of its assets in equity securities is consistent with Rule 35d-1. Rule 35d-1 requires that a non-fundamental 80%
         investment policy reference the type of investment suggested by a fund's name, not terms included in the fund's name that connote types of investment strategies, such as "growth" and "value."(1) Similar to "growth" and "value," the term "hedged" is descriptive and connotes a type of investment strategy, not a type of investment. Because the Fund's name is not materially deceptive or misleading, and the Fund's non-fundamental investment policy appropriately references the type of investment suggested by the Fund's name, both the Fund's name and its non-fundamental investment policy are consistent with Section 35(d) and Rule 35d-1 thereunder.

4.       COMMENT.  Please  disclose  whether the Real Estate  Companies that the
         Real   Estate   Fund   invests  in  are   primarily   engaged  in  real
         estate-related activities.
----------
(1) Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

                                       2
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Mr. Christian T. Sandoe
August 1, 2007
Page 3

         RESPONSE. We have revised the fourth sentence of the Real Estate Fund's investment strategy as follows (new language appears in bold for the purposes of this correspondence only):

         "Real Estate Companies, which also include master limited partnerships, are PRIMARILY engaged in the ownership, construction, management, financing or sale of residential, commercial or industrial real estate."

5. COMMENT. Please consider making all references to a Fund plural in each risk discussion under "Description of Principal Risks."

         RESPONSE. Because the singular use of "Fund" works well in conjunction with the risk matrix included under "Principal Risks of Investing in the Funds," our client has decided not to make the suggested change at this time, but will take it into consideration for future Prospectuses.

6. COMMENT. Please confirm that all Funds that invest in investment companies, including ETFs, include the required "Acquired Fund Fees and Expenses" line item in their respective fee tables.

         RESPONSE. We have confirmed with our client that all Funds that invest in investment companies and that incur related expenses greater than 0.01% include the "Acquired Fund Fees and Expenses" line item in their respective fee tables.

7. COMMENT. Please note that the Staff does not believe that inclusion of the term "strategy" in a Fund's name, other than a fund that invests in commodities, is sufficient to remove the Fund from the scope of Rule 35d-1 and the Rule's requirement to have a non-fundamental investment policy that provides that the Fund will invest 80% of its net assets in the type of investment suggested by the Fund's name.

         RESPONSE. While we disagree with the Staff's decision to treat funds that invest in derivatives and similar instruments to gain exposure to commodities differently from funds that invest in derivatives and similar instruments to gain exposure to other types of investments, we have reincorporated the Funds' non-fundamental investment policies as previously adopted pursuant to Rule 35d-1.

8. COMMENT. Please consider consolidating the discussions of the Funds' frequent trading and redemption fee policies.

         RESPONSE. As suggested, we have deleted the section formerly entitled "Frequent Trading and Redemption Fee Policy," and consolidated the information under "Frequent Purchases and Redemptions of Fund Shares."

9.       COMMENT.  Please consider  clarifying how the  responsibilities  differ
         between  the  three   portfolio   managers   listed  under   "Portfolio
         Management."

         RESPONSE. We have revised the second to last paragraph under "Portfolio Management" as follows (new language appears in bold for the purposes of this correspondence only):

Mr. Christian T. Sandoe
August 1, 2007
Page 4

         "Mr. Dellapa oversees the RESEARCH AND creation of the processes used to select investments. Mr. King oversees the day-to-day DETAILS OF THE PORTFOLIO MANAGEMENT of all of the Rydex Funds. Mr. Byrum generally oversees ALL ASPECTS OF THE MANAGEMENT OF ALL THE RYDEX FUNDS and reviews the activities of Messrs. King and Dellapa, AS WELL AS OTHER ASPECTS OF THE INVESTMENT MANAGEMENT PORTFOLIO DEPARTMENT."

10. COMMENT. If the Funds provide Fund information and documentation on their web site, please disclose this information under "Additional Information."

         RESPONSE. The following disclosure is included in the "Additional Information" section:

         "You may obtain a copy of the SAI or the Annual or Semi-Annual Reports, without charge by calling 800.820.0888 or 301.296.5100, visiting the Rydex web site at www.rydexinvestments.com, or writing to Rydex Series Funds, at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850."

11. COMMENT. If the Nova Fund invests in equity securities to a significant extent, please revise the investment strategy to so state.

         RESPONSE. We believe that the existing disclosure adequately discloses the fact that the Nova Fund will invest in equity securities to a significant extent. Therefore, we have not revised the investment strategy as suggested.

12. COMMENT. Please delete the word "may" in section (ii) of the seventh fundamental policy included in the SAI, and revise section (ii) to state that "a Sector Fund or the Real Estate Fund will be concentrated in an industry or group of industries within a sector."

         RESPONSE. We have revised section (ii) of the seventh fundamental policy accordingly.

13. COMMENT. Please clarify the third exception in the Funds' seventh fundamental policy concerning the concentration of Fund investments.

         RESPONSE. We have confirmed with our client that the High Yield Strategy Fund and Inverse High Yield Strategy Fund will not invest 25% or more of the value of each Fund's total assets in the securities of one or more issuers conducting their principal business activities in the same industry. Therefore, we have deleted section (iii) of the seventh fundamental policy.

14. COMMENT. Please confirm that the Money Market Fund's fundamental policies are consistent with the requirements set forth in Section 13.

         RESPONSE. The Money Market Fund's fundamental policies are consistent with the requirements set forth in Section 13 as fundamental policy numbers 9 through 17 are also applicable to the Money Market Fund. However, to clarify the applicability of fundamental policy numbers 9

                                       4
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Mr. Christian T. Sandoe
August 1, 2007
Page 5

         through 17 to the Money Market Fund, we have revised the heading that precedes fundamental policy number 9 to reference the Money Market Fund as follows:

         "FUNDAMENTAL POLICIES OF THE INVERSE OTC STRATEGY FUND, INVERSE S&P 500 STRATEGY FUND, NOVA FUND, OTC FUND, PRECIOUS METALS FUND, GOVERNMENT LONG BOND 1.2X STRATEGY FUND, INVERSE GOVERNMENT LONG BOND STRATEGY FUND AND MONEY MARKET FUND"


                                       ***

I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
                                       ***

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,


/s/Laura E. Flores

Laura E. Flores

cc: Joanna M. Haigney
    W. John McGuire, Esq.